On June 20, 2009, Select Paper and Forest Products Portfolio (Select Paper and Forest Products), a series of Fidelity Select Portfolios, transferred all of its shares to Select Materials Portfolio (Select Materials), a series of Fidelity Select Portfolios, solely in exchange for shares of Select Materials and the assumption by Select Materials of Select Paper and Forest Products' liabilities, and such shares of Select Materials were distributed constructively to shareholders of Select Paper and Forest Products in complete liquidation and termination of Select Paper and Forest Products. The transaction was approved by the Board on November 19, 2008 and by shareholders of Select Paper and Forest Products on May 19, 2009.